Nemaska Lithium Inc. Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) For the years ended December 31, 2022 and 2021 Exhibit 99.1

Nemaska Lithium Inc. Index to Financial Statements Page Independent Auditors’ Report 1 Balance Sheets as at December 31, 2022 and 2021 4 Statements of Loss and Comprehensive Loss for the Years Ended December 31, 2022 and 2021 5 Statements of Cash Flows for the Years Ended December 31, 2022 and 2021 6 Statements of Changes in Equity for the Years Ended December 31, 2022 and 2021 7 Notes to Financial Statements 8

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. KPMG LLP Tour KPMG 600 de Maisonneuve Blvd West, Suite 1500 Montréal, QC H3A 0A3 Canada Telephone 514 840 2100 Fax 514 840 2187 INDEPENDENT AUDITORS’ REPORT To the Shareholders of Nemaska Lithium Inc. Report on the Audit of the Financial Statements Opinion We have audited the financial statements of Nemaska Lithium Inc. (the ʺCorporationʺ), which comprise the balance sheet as of December 31, 2022, and the related statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Substantial Doubt About the Entity’s Ability to Continue as a Going Concern The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Corporation has incurred significant operating losses and negative cash flows from operations since its inception and anticipates such losses and negative cash flows will continue for the foreseeable future. Management has stated that substantial doubt exists about the Corporation’s ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Page 2 Other Matter Comparative information The accompanying balance sheet of Nemaska Lithium Inc. as of December 31, 2021 and the related statement of loss and comprehensive loss as well as the statement of changes in equity and cash flows for the year then ended were not audited, reviewed or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Corporation’s ability to continue as a going concern for one year after the date that the financial statements are issued. Auditors’ Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we: • Exercise professional judgment and maintain professional skepticism throughout the audit. • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Page 3 • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control. Accordingly, no such opinion is expressed. • Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements. • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Corporation’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. Montreal, Canada April 1, 2024

Nemaska Lithium Inc. Balance Sheets (Amounts in thousands of Canadian dollars, except share data) The accompanying notes are an integral part of these financial statements. 4 December 31, Notes 2022 2021 $ $ ASSETS (unaudited) Current assets Cash 21,570 28,173 Sales tax receivable 4,563 1,423 Other current assets 1,400 724 Assets held for sale 3 - 1,370 27,533 31,690 Non-current assets Restricted cash 6 12,105 9,206 Deposits to suppliers 81 77 Property, plant and equipment, net of accumulated depreciation of $970 in 2022 and $855 in 2021 3 369,342 366,562 Right-of-use assets 10 187 - Intangible assets 4 216 532 TOTAL ASSETS 409,464 408,067 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities Accounts payable and accrued liabilities 10,677 4,729 Current portion of long-term debt 5 3,416 42,699 Current portion of financial liability 7 - 12,000 Current portion of operating lease liabilities 10 107 - 14,200 59,428 Non-current liabilities Other non-current liability 2,692 - Long-term debt 5 2,272 5,688 Operating lease liabilities 10 80 - Deferred income and mining taxes 9 17,491 17,491 Asset retirement obligation 6 5,654 8,757 Total liabilities 42,389 91,364 Commitments and contingent liabilities 10 Subsequent events 13 Equity Share capital; no par value, unlimited shares authorized; 118,111,386 and 80,000,002 shares issued and outstanding at December 31, 2022 and 2021 respectively 8 236,429 116,429 Contributed surplus 32,667 32,667 Retained earnings 97,979 167,607 Total equity 367,075 316,703 TOTAL LIABILITIES AND EQUITY 409,464 408,067 Approved, on behalf of the Board: (signed) Gervais Jacques, Director (signed) Sarah Maryssael, Director

Nemaska Lithium Inc. Statements of Loss and Comprehensive Loss (Amounts in thousands of Canadian dollars) The accompanying notes are an integral part of these financial statements. 5 Year Ended December 31, Notes 2022 2021 $ $ (unaudited) EXPENSES Compensation 14,589 7,298 Operating lease, office expenses and other expenses 7,290 4,515 Travel and entertainment 1,105 397 Consulting and outside services 36,566 10,238 Professional fees 1,379 684 Management fees 2,590 2,522 (Gain)/loss on foreign exchange 3,420 (220) (Gain)/loss on the sale of assets 3 (637) 249 Depreciation and amortization expense 3-4 466 660 Impairment on assets held for sale 3 1,370 147,083 Operating loss 68,138 173,426 OTHER Interest income (547) (63) Interest expense 2,679 2,977 Gain on debt extinguishment 7 (642) - 1,490 2,914 NET LOSS BEFORE TAXES 69,628 176,340 Income and mining taxes 9 - - NET LOSS AND COMPREHENSIVE LOSS 69,628 176,340

Nemaska Lithium Inc. Statements of Cash Flows (Amounts in thousands of Canadian dollars) The accompanying notes are an integral part of these financial statements. 6 Year Ended December 31, Notes 2022 2021 $ $ (unaudited) Cash flows from/(used in) operating activities Net loss (69,628) (176,340) Adjustments for: Operating lease expense 10 37 - (Gain)/loss on foreign exchange 3,999 (220) (Gain)/loss on the sale of assets 3 (637) 249 Depreciation and amortization expense 3-4 466 660 Impairment on assets held for sale 3 1,370 147,083 Interest income (547) (63) Interest expense 2,679 2,977 Interest paid (6,530) - Interest received 458 147 Gain on debt extinguishment 7 (642) - Other non-current liability 2,692 - Changes in working capital Sales tax receivable (3,140) (834) Other receivables (587) 24 Account payables and accrued liabilities 5,926 (1,097) (64,084) (27,414) Cash flows from/(used in) investing activities Additions to property, plant and equipment 3 (5,716) (406) Proceeds from sale of property, plant and equipment 3 692 627 Interest paid and capitalized to property, plant and equipment 3 (372) (534) (5,396) (313) Cash flows from/(used in) financing activities Repayment of lease liabilities 10 (37) - Repayment of financial liability 7 (11,358) - Repayment of long-term debt 5 (42,829) (4,271) Proceeds from issuance of shares 8 120,000 38,060 65,776 33,789 Net increase (decrease) in cash and restricted cash (3,704) 6,062 Cash and restricted cash, beginning of year 37,379 31,317 Cash and restricted cash, end of year 33,675 37,379 Cash, end of year 21,570 28,173 Restricted cash, end of year 12,105 9,206 Cash and restricted cash, end of year 33,675 37,379

Nemaska Lithium Inc. Statements of Changes in Equity (Amounts in thousands of Canadian dollars, except share data) The accompanying notes are an integral part of these financial statements. 7 Number of shares Share capital Contributed surplus Retained earnings Total Notes $ $ $ $ Balance as at January 1, 2021 (unaudited) 60,000,002 78,369 32,667 343,947 454,983 Net loss and comprehensive (unaudited) - - - (176,340) (176,340) Issuance of shares (unaudited) 8 20,000,000 38,060 - - 38,060 Balance at December 31, 2021 (unaudited) 80,000,002 116,429 32,667 167,607 316,703 Net loss and comprehensive loss - - - (69,628) (69,628) Issuance of shares 8 38,111,384 120,000 - - 120,000 Balance at December 31, 2022 118,111,386 236,429 32,667 97,979 367,075

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 8 1. Nature of the Business and Going Concern Nemaska Lithium Inc. (the "Corporation") is a corporate entity domiciled in Canada and incorporated under the Canada Business Corporations Act. Its head office is located at 600, de Maisonneuve boulevard West, Suite 750, Montréal, Québec, Canada. On December 1, 2020, pursuant to a series of transactions under the Companies’ Creditors Arrangement Act (“CCAA”), Investissement Québec (“IQ”) and Quebec Lithium Partners (UK) Limited (“QLP”) acquired on a 50-50 basis all the issued and outstanding shares of the Corporation. Pursuant to the restructuring under the CCAA, essentially all unsecured liabilities, such as trade debt, were transferred off the Corporation’s balance sheet to another entity prior to the sale of the Corporation to IQ and QLP. QLP was a joint venture owned equally by the Pallinghurst Group (“TPG”) and Livent Corporation (“Livent”). On June 6, 2022, Livent purchased all the shares of QLP it did not already own from TPG and QLP became a wholly owned subsidiary of Livent. Operating in the chemical and mining industry, the Corporation is a developing company aiming to vertically integrate its activities, from spodumene mining to the commercialisation of battery grade lithium hydroxide. These lithium salts are primarily intended for the lithium-ion battery market. The Corporation intends to develop the Whabouchi mine (the “Whabouchi Project”) in Quebec, Canada, and the spodumene concentrate that will be produced at the mine will then be processed at the Bécancour, Québec, Canada conversion facility currently under construction (together, the “Commercial Project”). As a developing entity, the Corporation has devoted substantially all of its resources since inception to organizing and staffing the Corporation, raising capital, developing the Commercial Project, and providing general and administrative support for these operations. As a result, the Corporation has incurred significant operating losses and negative cash flows from operations since its inception and anticipates such losses and negative cash flows will continue for the foreseeable future. The Corporation’s future operations are dependent and concentrated in the Commercial Project. As at December 31, 2022, the Corporation had a working capital (current assets less current liabilities) of $13,333 and had incurred a loss and negative operating cash flows of $69,628 and $64,084, respectively, for the year then ended. To date, the Corporation has not generated any revenues and has financed its liquidity needs primarily through the issuance of equity and debt. Management believes that without additional funding, the Corporation does not have sufficient liquidity to pursue its planned expenditures for the next twelve months following the date of issuance of these financial statements, which includes the continued construction of the Commercial Project. These factors indicate that substantial doubt exists about the Corporation's ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the date of issuance of these financial statements. The Corporation’s ability to continue future operations and fund its development activities is dependent on management’s ability to successfully develop the Commercial Project and commercialize its product, achieve and maintain profitable operations, as well as the continued financial support of its shareholders. Management’s plans are to secure additional financing in the future, which may be completed in several ways, mainly through share subscriptions from current shareholders. Subsequent to December 31, 2022, the Corporation issued shares totalling $335,000 and received US$75,000 under a debt agreement (note 13). The Corporation will require additional funds to complete the Commercial Project. Although management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that sources of funding or initiatives will be available to the Corporation or that they will be available on terms which are acceptable to the Corporation.

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 9 These financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses that might result from the outcome of this uncertainty. Such adjustments could be material. 2. Principal Accounting Policies and Related Financial Information Basis of Presentation The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies applied in these financial statements are based on U.S. GAAP issued and in effect as at year-end. On March 28, 2024, the Board of Directors approved these financial statements for issuance. Estimates and Assumptions The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates and assumptions reflected in these financial statements include but are not limited to the rehabilitation costs associated to the asset retirement obligations. The Corporation’s mining activities are subject to several laws and regulations relating to environmental protection. Management records its best estimate of decommissioning obligations in the period in which these obligations arise. Actual costs incurred in future periods could differ significantly from these estimates. In addition, future changes in legislation and regulations, timing of cash flows and discount rates may affect the carrying amount of this provision. The Corporation bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. The Corporation evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from these estimates. Foreign Currencies Transactions in foreign currencies are translated to the functional currency of the Corporation, which is the Canadian dollar, at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Financial Instruments Non-Derivative Financial Assets Loans and receivables are financial assets with specified or determinable payments that are not listed on an active market. These assets are initially recognized at fair value adjusted by, in the case of a financial asset or financial liability that will not be measured subsequently at fair value, financing fees and transaction costs that are directly attributable to its origination, acquisition, issuance or assumption. After initial recognition, loans and receivables are recognized at amortized cost using the interest rate method, less impairment losses, if any.

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 10 Cash and cash equivalents include cash balances and short-term investments that have an initial maturity of three months or less from the date of acquisition or that can be converted into cash at any time. The Corporation evaluates the expected credit loss on a forward-looking basis. Lifetime credit losses are recorded upon initial recognition of the instrument as an allowance for credit losses. The estimate of expected credit losses is measured using a consistent method throughout the life of the instrument and considers historical information, current information, and the reasonable and supportable forecasts of future events and circumstances, as well as estimates of prepayments. To date, there have been no material credit losses recorded. Non-Derivative Financial Liabilities Financial liabilities are initially recognized at fair value, plus directly attributable transaction costs. After initial recognition, these financial liabilities are recorded at amortized cost using the interest method. Assets Held for Sale Assets are classified as held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. An impairment loss is recognised for any initial or subsequent write-down of the asset or disposal group to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset or disposal group, but not more than any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset or disposal group is recognised at the date of derecognition. Property, Plant and Equipment Property, plant and equipment including capitalized interest are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred. Depreciation begins when the asset is available for its intended use. Depreciation is calculated over the depreciable amount, which is the cost of an asset less any estimated residual amount. The estimated useful lives, depreciation method and rates for the current and comparative years are as follows: Assets Basis Useful Life Buildings Straight-line 25 to 40 years Vehicle Straight-line 5 to 7 years Office and computer equipment Straight-line 3 to 10 years Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted, if appropriate. Gains and losses from the disposal of property, plant and equipment are the difference between the proceeds from the disposal of assets and the carrying amount of the assets and are presented in the statement of net loss and comprehensive loss.

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 11 Borrowings Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are expensed during the year in which they are incurred. Intangible Assets Intangible assets consist of purchased software and related implementation costs. Intangible assets with finite lives are amortized on a straight-line basis over five to ten years. Impairment of Long-Lived Assets The carrying amounts of long-lived assets are reviewed at each reporting date to determine whether there is any indication of impairment. The recoverability of the net book value of long-lived assets is reviewed whenever events and circumstances indicate (“triggering events”) that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where a triggering event occurs and undiscounted expected future cash flows are less than the net book value, management would recognize an impairment loss equal to an amount by which the net book value exceeds the fair value of the asset. There were no significant impairments during the two years ended December 31, 2022, other than the impairment of assets held for sale described in note 3. Leases The Corporation determines if an arrangement is a lease at its inception and categorizes leases at inception as either operating or finance leases. Leases are recognized as a right-of-use asset and a corresponding liability in lease liabilities at the date at which the leased asset is available for use by the Corporation. Right-of-use assets represent the Corporation’s right to use an underlying asset during the lease term and lease liabilities represent the Corporation’s obligation to make lease payments arising from the lease. The lease liability is initially measured at the present value of the remaining lease payments, including variable lease payments that depend on an index or a rate. Renewal and termination options are included in the lease term when it is reasonably certain that they will be exercised. The lease liability is discounted using the interest rate implicit in the contract if this rate can be easily determined, otherwise, the lessee must use its incremental borrowing rate. Non-lease components noted in our lease contracts comprised of operating costs, real estate taxes and utilities costs and have been excluded in the measurement of the lease liability and related right-of-use asset, since these are variable payments that do not depend on an index or rate. The right-of-use assets are initially measured at cost, which includes the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date including non- refundable security deposits. Subsequent to the commencement date, the lease liability and right-of-use asset will continue to be measured as the present value of the remaining lease payments and an operating lease expense will be recorded in a single financial statement line item on a straight-line basis over the lease term. If a change to

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 12 the lease were to happen, the lease liability would be remeasured to reflect those changes (e.g., changes in the lease term or changes in the lease payment). A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Rental payments under short-term leases or leases with low-value underlying assets are recorded in operating expenses on a straight-line basis over the duration of the lease. Asset Retirement Obligations An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development, or ongoing production of a mineral property. Such expected costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for as asset retirement obligation and capitalized to the carrying value of the assets, as soon as a legal obligation to incur such costs arises. A credit-adjusted, risk-free rate that reflects a risk premium reflecting the amount that market participants would demand as compensation for the uncertainty inherent in the cash flows is used for estimating the fair value of the liability. The related liability is adjusted in each period to reflect the accretion related to the time value of money, changes to the credit-adjusted, risk free rate and changes in the amount or timing of the underlying cash flows needed to settle the obligation. Changes to the undiscounted cash flows are recognized as an increase or a decrease in both the liability for an asset retirement obligation and the related asset retirement cost. Upward revisions are discounted by using the current credit-adjusted, risk-free rate. Downward revisions are discounted by using the credit- adjusted, risk-free rate that existed when the original liability was recognized, or if the prior period to which the downward revision relates cannot be defined, a weighted-average, credit-adjusted, risk-free rate will be used instead to discount the downward revision to estimated future cash flows. The accretion of the liability is recognized as part of financial expenses in the statements of net loss. Share Capital Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized against the share capital. Income and Mining Taxes Current Income and Mining Taxes Current income and mining tax is recognized in the statements of net loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case, the tax is also recognized in other comprehensive loss or directly in equity, respectively. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits. The current income and mining tax charge reflects the expected tax payable using the tax laws enacted at the balance sheet date in the jurisdictions where the Corporation operates and generates taxable income. Deferred Income and Mining Taxes Deferred income tax is provided using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statements of financial position. Under that method, the change in the net deferred tax asset or liability is included in the statements of net loss. A temporary difference may arise on initial recognition of an asset or liability. In asset purchases that are not business combinations, a deferred tax asset or liability is recorded with the offset generally recorded against the assigned value of the asset.

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 13 Deferred income tax assets and liabilities are measured using enacted rates that are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and the carry forward of unused tax credits and unused tax losses and a valuation allowance is recognized to the extent that it is more likely than not (i.e. 50% or greater) that the deferred income tax assets will not be realized. Deferred income and mining tax assets and liabilities are presented as non‐current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to income or mining taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The Corporation accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. Investment Tax Credits The Corporation is eligible to receive investment tax credits (“ITCs”) related to certain of its exploration and evaluation expenditures. Refundable ITCs are accounted for as government assistance and are recognized when the related expenditures are incurred and there is reasonable assurance that the Corporation has met the requirements of the approved expenditure program, when there is reasonable assurance that benefits will be received, and all attached conditions have been complied with. Refundable ITCs related to exploration and evaluation expenditures are recorded against their related expenditure.

Nemaska Lithium Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

3. Property, Plant and Equipment

					UNDER CONSTRUCTION				
	Land	**Building**	**Vehicle**	**Office and computer**	**Whabouchi mine and concentrator**	**Bécancour site**	**Shawinigan site**	**Mineral property**	**Total**
Cost	$	$	$	$	$	$	$	$	$
Balance as at January 1, 2021 (unaudited)	100	10,133	1,475	706	330,308	-	146,200	25,929	514,851
Additions (unaudited)	121	-	-	-	285	-	-	534	940
Disposals (unaudited)	-	(140)	(1,059)	-	-	-	-	-	(1,199)
Asset retirement obligation (note 6) (unaudited)	-	-	-	-	1,547	-	-	-	1,547
Transfer to asset held for sale (unaudited)	(100)	(2,422)	-	-	-	-	(146,200)	-	(148,722)
Balance as at December 31, 2021 (unaudited)	121	7,571	416	706	332,140	-	-	26,463	367,417
Additions	3,378	45	75	-	845	1,373	-	372	6,088
Disposals	-	-	(90)	-	-	-	-	-	(90)
Transfers	-	311	-	-	(311)	-	-	-	-
Asset retirement obligation (note 6)	-	-	-	-	(3,103)	-	-	-	(3,103)
Balance as at December 31, 2022	**3,499**	**7,927**	**401**	**706**	**329,571**	**1,373**	**-**	**26,835**	**370,312**
Accumulated depreciation and impairment									
Balance as at January 1, 2021 (unaudited)	-	(224)	(375)	(584)	-	-	-	-	(1,183)
Depreciation (unaudited)	-	(93)	(101)	(70)	-	-	-	-	(264)
Disposal (unaudited)	-	45	278	-	-	-	-	-	323
Impairment (unaudited)	-	271	-	(2)	-	-	-	-	269
Balance as at December 31, 2021 (unaudited)	-	(1)	(198)	(656)	-	-	-	-	(855)
Depreciation	-	(60)	(63)	(27)	-	-	-	-	(150)
Disposals	-	-	35	-	-	-	-	-	35
Balance as at December 31, 2022	**-**	**(61)**	**(226)**	**(683)**	**-**	**-**	**-**	**-**	**(970)**
Carrying amounts									
As at December 31, 2021 (unaudited)	121	7,570	218	50	332,140	-	-	26,463	366,562
As at December 31, 2022	**3,499**	**7,866**	**175**	**23**	**329,571**	**1,373**	**-**	**26,835**	**369,342**

14

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 15 3. Property, Plant and Equipment (continued) Assets held for sale 2022 2021 $ $ (unaudited) Land - 100 Shawinigan site - 1,270 - 1,370 In April 2021, after several trade-off studies, the Corporation's Board of Directors made the decision to build its conversion plant on a new site located in Bécancour and abandon the Shawinigan site, which was reclassified to assets held for sale. The fair value less cost to sell of the Shawinigan site was therefore estimated at $1,370, which resulted as an impairment of $147,083 in 2021. The historical asset cost was composed of construction in progress, consisting mainly of project engineering, equipment and site preparation, and capitalized financing costs. The fair value of the Shawinigan site was determined on publicly available and active market listings for industrial properties in the Shawinigan region less costs to sell which includes demolition and rehabilitation costs. In 2022, the discussions with the potential buyer of the Shawinigan site progressed. However, the exchanges lead to indications that the fair value less cost to sell of the Shawinigan site would be nominal resulting in an additional impairment of $1,370. 4. Intangible Assets 2022 2021 $ $ (unaudited) Software 2,049 2,049 Accumulated amortization (1,833) (1,517) Intangible assets, net 216 532

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 16 5. Long-Term Debt 2022 2021 $ $ (unaudited) Unsecured obligation 5,688 9,104 Promissory note - 39,283 Total 5,688 48,387 Current portion 3,416 42,699 Non-current portion 2,272 5,688 Unsecured obligation In November 2014, the Corporation entered into an impact and benefits agreement (the "Chinuchi Agreement") for the Whabouchi Project with the Cree Nation of Nemaska, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority (together the "Cree Parties"). The Chinuchi Agreement is a binding agreement that governs the long-term working relationship between the Corporation and the Cree Parties during all phases of the Whabouchi Project which triggered a liability of $20,499 pursuant to the terms of the Chinuchi Agreement. Under the terms of this agreement, the Corporation will pay interest at a rate of 4.75 % per annum quarterly in arrears on the principal balance amount of the liability. Principal repayments, along with related interest, will be made in an estimated 25 quarterly installments, in arrears, starting on the first day of the following quarter as prescribed in the Chinuchi Agreement. For the year ended December 31, 2022, interest of $372 (2021 – $534) was capitalized to the mineral property (note 3). The following table sets out the fixed amount obligation as set out in the Chinuchi Agreement: 2022 2021 $ $ (unaudited) Balance – January 1 9,104 13,375 Repayment (3,416) (4,271) Balance – December 31 5,688 9,104 Current portion 3,416 3,416 Non-current portion 2,272 5,688

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 17 Promissory note On December 1, 2020, the Corporation entered a promissory note with Orion for a total amount of US$28,444 ($36,214) bearing interest at an annual rate of 8%. The promissory note was repaid in full on October 14, 2022. The repayment of $45,900 included $6,487 of interest. 2022 2021 $ $ (unaudited) Balance – January 1 39,283 36,485 Repayment (45,900) - Interest expense 2,636 3,027 Foreign exchange impact 3,981 (229) Balance – December 31 - 39,283 Current portion - 39,283 Non-current portion - - 6. Asset Retirement Obligation The Corporation has recorded an asset retirement obligation for costs associated with mine reclamation and closure activities at the Whabouchi Project. As of December 31, 2022, estimated inflation-adjusted discounted cash flows required asset retirement obligation of $5,654 (2021 – $8,757), using a 2% inflation rate (2021 – 2%) and a 3.28% credit-adjusted risk-free discount rate (2021 – 1.76%) and assuming that the disbursements would be made in 2056. The undiscounted amount of this liability was estimated using the expected value method, which is based on the restoration plan, which included a contingency factor, for inflation-adjusted costs increasing to $8,620 (2021 – $8,072). Following the approval of the restoration plan by the authorities, the Corporation received its mining lease for the Whabouchi Mine and, as at December 31, 2022, made payments totalling $12,105 ($9,206 as of December 31, 2021) covering a portion of the estimated restoration costs. These amounts are presented as restricted cash. The Corporation made additional payments of $1,453 and $1,452 in February 2023 and February 2024 respectively (note 10). The asset retirement obligation changed as follows: 2022 2021 $ $ (unaudited) Balance – January 1 8,757 7,210 Change of estimate (3,103) 1,547 Balance – December 31 5,654 8,757

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 18 7. Financial Liability In May 2016, the Corporation entered into a supply agreement for $12,000 with a third party. In 2020, the agreement was terminated, and the parties agreed to negotiate a new agreement subsequent to the CCAA restructuring. In February 2022, a new agreement was signed by the parties and an amount of $11,358 was reimbursed by the Corporation as final settlement for the amount received. The balance of $642 was released to the Corporation without conditions on December 31, 2022, as per the agreement. 2022 2021 $ $ (unaudited) Balance – January 1 12,000 12,000 Repayment (11,358) - Gain on debt extinguishment (642) - Balance – December 31 - 12,000 8. Share Capital The Corporation is authorized to issue an unlimited number of common shares without par value. In the year ended December 31, 2022, the Corporation issued 38,111,384 common shares entitled to discretionary dividend at an average price of $3.15 per share for aggregate gross proceeds of $120,000. In the year ended December 31, 2021, the Corporation issued 20,000,000 common shares entitled to discretionary dividend at an average price of $1.90 per share for aggregate gross proceeds of $38,060.

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 19 9. Income and Mining Taxes For the years ended December 31, 2022 and 2021, no current or deferred income and mining tax expense was recorded. The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.5% (2021 – 26.5%) to the loss before taxes for the following reasons: Years Ended December 31, 2022 2021 $ $ (unaudited) Net loss before taxes (69,628) (176,340) Tax using the Corporation’s domestic tax rate (18,451) (46,730) Increase/(decrease) in income taxes resulting from: Non-taxable income and other 353 (20) Current year losses for which no deferred tax assets recognized 16,589 46,750 Adjustment in respect to prior years 1,509 - Income tax expense - - Movement in temporary differences during the years are detailed as follows: As at January 1, 2022 Recognized in profit/(loss) As at December 31, 2022 $ $ $ (unaudited) Net operating losses and research and development expenses 53,399 (2,136) 51,263 Property, plant and equipment (70,890) 2,136 (68,754) (17,491) - (17,491) As at January 1, 2021 Recognized in profit/(loss) As at December 31, 2021 $ $ $ (unaudited) (unaudited) (unaudited) Net operating losses and research and development expenses 93,093 (39,694) 53,399 Property, plant and equipment (110,584) 39,694 (70,890) (17,491) - (17,491)

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 20 The Corporation recorded a valuation allowance on the net deferred income tax assets in respect of the following items: As of December 31, 2022 2021 $ $ (unaudited) Net operating losses and research and development expenses 128,006 108,408 Intangible assets 2,186 2,102 Asset retirement obligation 1,498 2,321 Financing fees 1,978 3,822 Long-term debt 1,507 2,413 Other items 353 (126) 135,528 118,940 Deferred income tax assets have not been recognized in respect of these items because of the uncertainties that future taxable profit will be available against which the Corporation can utilize these benefits. As such, the Corporation determined that it was not more likely than not (i.e. 50% or greater) that these deferred income tax assets will be realized. The Corporation files income tax returns in Canada. In the normal course of business, the Corporation could be subject to examination by federal and provincial jurisdictions, where applicable. The calculation of the Corporation’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the province in which the Corporation operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Corporation records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when the Corporation’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2022 and 2021, no uncertain tax positions have been recorded in the financial statements.

Nemaska Lithium Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

As at December 31, 2022, the Corporation has the following non-capital tax losses, available to reduce future years income for tax purposes:

Year incurred	Year of expiry	Federal	Provincial
		$	$
2018	2034	4,657	6,650
2019	2035	44,910	44,939
2020	2036	138,350	138,473
2020	2037	35,219	35,279
2020	2038	37,287	37,287
2020	2039	244,096	243,658
2020	2040	44,064	44,063
2021	2041	42,010	41,998
2022	2042	70,747	70,747
		661,340	663,094

21

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 22 10. Commitments As of December 31, 2022, the significant commitments are detailed in the following table: Total Less than a year Between 1 and 2 years $ $ $ Leases 316 158 158 Capital commitments 1,002 1,002 - Rehabilitation fund (note 6) 2,905 1,453 1,452 Contractual purchase commitments 18,737 18,737 - 22,960 21,350 1,610 Leases Right-of-use assets 2022 2021 $ $ (unaudited) Balance – January 1 - - Additions 224 - Depreciation (37) - Balance – December 31 187 - Lease liabilities 2022 2021 $ $ (unaudited) Balance – January 1 - - Additions 224 - Repayments (37) - Balance – December 31 187 - Current portion 107 - Non-current portion 80 - During the year ended December 31, 2022, expenses of $105 (2021 – $99) had been recognized in net loss relating to short-term leases and variable lease payments not included in the measurement of lease liabilities. All of the Corporation’s leases are operating leases as of December 31, 2022. As of December 31, 2022, the Corporation’s operating leases had a weighted average remaining lease term of 1.8 years and a weighted average discount rate of 8.3%. There are no restrictions or covenants imposed by the leases.

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 23 11. Financial Instruments, Risk Management and Fair Value Measurements Fair value of financial instruments The carrying amounts of the current financial assets and liabilities which include cash, accounts payable, other receivables and accrued liabilities, approximate their fair value due to the short-term nature of these financial instruments. The carrying amount of restricted cash approximate their fair value due to their nature and are considered Level 2 investments. The following table shows the carrying amount and fair value of financial assets and liabilities, and their level in the fair value hierarchy: 2022 2021 Level Carrying amount Fair value Carrying amount Fair value $ $ $ $ (unaudited) (unaudited) Liabilities Long-term debt 3 5,688 5,270 48,387 47,844 Financial liability 3 - - 12,000 12,000 5,688 5,270 60,387 59,844 The Corporation’s financial liabilities are measured at amortized cost. The estimated fair value of the Corporation's financial liabilities has been calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy: Level 1: Inputs used to measure fair value are unadjusted quoted prices available in active markets for the identical assets or liabilities. Level 2: Inputs used to measure fair value, other than quoted prices included in Level 1, are either directly or indirectly observable through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in inactive markets. Level 2 also includes assets and liabilities valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument. Level 3: Inputs used to measure fair value are unobservable inputs. Credit risk Credit risk is the risk of a financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and restricted cash. The carrying amount of these financial assets represents the Corporation’s maximum exposure to credit risk as at the date of the financial statements. The credit risk on cash is limited because the

Nemaska Lithium Inc. Notes to the Financial Statements For the years ended December 31, 2022 and 2021 24 counterparties are banks with high credit ratings assigned by international credit-rating agencies. The credit risk on restricted cash is also limited as the counterparty is the provincial government. 12. Related party transactions Management fees amounting to $2,590 were paid to TPG in connection with their role as initial manager following the CCAA restructuring in 2022 (2021 – $2,522). The transactions were conducted at the exchange amount, which is the amount determined by the parties. 13. Subsequent Events The Corporation has evaluated subsequent events through the date these financial statements were issued. Except as noted below, the Corporation concluded that no additional subsequent events have occurred that require disclosure. In May 2023, the Corporation entered into a long-term agreement with a customer for the supply of lithium products, over an 11-year period. The agreement calls for the delivery of up to 13,000 tons of lithium hydroxide per year. The agreement also provides that prior to commencing delivery of lithium hydroxide produced in Bécancour, Nemaska will supply spodumene concentrate from its Whabouchi Project. In October 2023, the Corporation entered into a non-interest bearing debt agreement. The principal is repayable in quarterly instalments beginning in January 2027 and ending in October 2031. Through the date at which these financial statements were approved for issuance, US$75,000 were drawn. On January 4, 2024, Livent and Allkem Limited completed their merger of equals transaction and began operating under the name Arcadium Lithium plc (NYSE:ALTM) (ASX:LTM). Up to the issuance date of these financial statements, the Corporation issued 15,712,944 common shares for $21.32 each for a total amount of $335,000. These shares were issued 50-50 in favor of IQ and QLP.